Contact

www.linkedin.com/in/ryan-miner-01b880140 (LinkedIn)

Ryan Miner

Co-CEO at Petit Vour, LLC
Dallas, Texas, United States

Experience

Petit Vour, LLC

Co-Founder and Co-CEO
March 2013 - Present (12 years 2 months)
Austin, TX

Education

The Peabody Institute of The Johns Hopkins University

Music Theory and Composition · (2011 - 2014)

The University of Texas at Austin - Red McCombs School of Business

Bachelor's degree, Accounting and Finance · (2003 - 2009)